FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒          Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐          No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   ]

NBG Group results: Q1 2012

Capital adequacy:

•       The Total Capital Adequacy Ratio stands at 8.1% following a capital injection of €7.4 billion from the Financial Stability Fund as part of the recapitalization programme for Greek banks

•       Core Tier I at 6.4%

NBG’s capital strengthening:

•       Buy-back of covered bonds and hybrid securities enhanced Core Tier I capital by €302 million

•       Further drastic 7% yoy reduction in operating expenses at Group level, mainly due to the 9% yoy reduction in operating expenses in Greece

Liquidity:

•       Despite the c. 30% cumulative reduction in deposits in Greece since the end of 2009, the loan book continues to be funded by deposits, with the loan-to-deposit ratio at 105% in Greece, and 111% for the Group as a whole

•       Despite the pervasive uncertainty in Greece following the general election of 6 May, deposit outflows from NBG in Q2.12 have been less than in Q1, with outflows at €1.3 billion, down 3.1% in the 2 months since Q1.12

•       Further improvements in the loan-to-deposit ratio in Turkey and SE Europe to 114% and 129%, down, respectively, by 8 and 12 percentage points yoy

•       €1.3 billion reduction in the funding gap of the Group’s SE Europe units in the past two years

Fortifying the balance sheet:

•       Provision charges at €559 million in Q1.12 (up 47% yoy), of which €473 million fortify the Bank in Greece

•       Provision coverage ratio (+90 dpd) at the high level of 56% for the Group and 57% in Greece

Financial results:

•       Profit before provisions, excluding trading income, down by 7% yoy, despite the protracted slowdown in economic activity in Greece

•       The negative trading income in Greece reflected mainly the adjustment in value of derivatives for credit risk

•       Substantial €450 million contribution to core earnings in Q1 by the Group’s international subsidiaries in Turkey and SE Europe, up 7% yoy

•       Losses of €537 million, due to the marked negative impact of trading income in Greece and the 47% increase (on an annual basis) in the Group’s provisions

Against a backdrop of extreme uncertainty, NBG continues to encounter unprecedented challenges. The recent capital injection from the Financial Stability Fund has restored the Group’s capital adequacy following the write off against our capital as a result of the Bank’s participation in the PSI. On the one hand, this capital injection secures us uninterrupted access to liquidity from the Eurosystem; on the other, it allows us to disengage from liquidity drawn on the Bank of Greece’s ELA facility. Accordingly, NBG possesses sufficient reserves of liquidity to cope with any eventuality, in spite of the deposit flows observed over the past three weeks — a phenomenon, however, that appears to be losing momentum.

Under these difficult conditions, we have been steadfastly pursuing our defense strategy. We continue to reduce operating expenses — down 7% for the Group year on year in Q1.12, largely reflecting the significant reduction in operating expenses in Greece (15% overall during the previous two years), this being a key factor in keeping the Group’s pre-provision and pre-trading earnings at relatively healthy levels (€500 million in Q1.12). We have been fortifying our balance sheet from the impact of higher loan delinquencies resulting from the severe recession, boosting provisions by €560 million in Q1.12, of which €470 million in Greece, thereby keeping loan coverage high at 56%. What is more, Group earnings are supported by the results generated by our Turkish subsidiary, Finansbank, which posted profits of €125 million in the first quarter of the year. Last, there has been a notable reduction in the funding gap of our SE European subsidiaries, by €1.3 billion over the course of the past two years.

As the largest financial institution in the country, NBG has made a crucial contribution during other periods of crisis in the country’s history. And fully committed to our institutional role, we shall do no less today, standing in the forefront of the national effort to overcome, as best as one can, this unprecedented crisis.

Athens, 30 May 2012

Apostolos Tamvakakis

Chief Executive Officer

The Group’s operating losses in Q1.12 amounted to €537 million. Trading and other income posted particularly negative performance (losses of €298 million in Q1.12), impacted mainly by the fair value adjustment of derivative financial instruments for credit risk as well as continued high provisions for NPLs, which totalled €559 million, up by 47% yoy due to the extremely harsh  economic climate in Greece.

In response to this difficult period for the Greek economy, the Group has implemented a series of measures designed to keep its business model in line with current economic conditions. Specifically, we have strengthened our capital position by buying back covered bonds and hybrid securities (€302 million); we have fortified our balance sheet with higher provisions; and we have made significant reductions in our operating expenses.

Our cost-cutting efforts deserve special note: expenses Group-wide declined by 7% yoy, primarily due to the drastic reduction in operating expenses in Greece and SE Europe(1), down by 9% and 11% respectively on an annual basis, and the containment of growth in operating expenses in Turkey despite the pressure of high inflation.

Developments in our deposit base in Greece are also worth noting. In Q1.12 deposits declined by €2.3 billion. During the subsequent 2-month period, despite the heightened uncertainty in Greece following the general election of 6 May, deposit outflows amounted to €1.3 billion, well within manageable levels. This serves to illustrate the trust that depositors have in the Bank.

The effective implementation of our strategy to enhance the liquidity of the Group’s subsidiaries abroad is underscored by the 19% increase in deposits in Turkey and the €1.3 billion reduction in the funding gap of the Group’s SE Europe units over the course of the past two years.

At the end of Q1.12, the loan-to-deposit ratio for the Group as a whole stood at the robust levels of 111%, and 105% for Greece in particular, despite the cumulative circa 30% decline in deposits in Greece since the end of 2009.

The escalation of the economic crisis in Greece pushes up the level of Group delinquencies

The economic climate in Greece continues to be severely stressed (GDP down by 6.2% in Q1.12), thus leading to deterioration in the quality of banks’ loan books.

The Group’s ratio of +90 dpds to total loans stood at 14%. In Greece, the ratio stood at 15.5% compared with 13% at the end of 2011. On the other hand, in Turkey, which continued to post healthy economic growth, the +90 dpd ratio increased marginally to 5% from 4.8% in 2011. In spite of the sluggish recovery in SE Europe, held back by the ongoing euro area crisis, the rate of deterioration in banks’ asset quality throughout the region shows signs of stabilization.

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

Provisions in Q1.12 (at €559 million) posted an increase of 47% yoy. As a result of the Bank’s conservative provisions policy, the +90 dpd coverage ratio reached the high levels of 56% Group-wide and 57% in Greece, before, of course, taking into consideration the various forms of associated collateral.

Finansbank: Strong profitability combined with dynamic growth

In Q1.12, the net profit of Finansbank declined by 10% yoy to TL295 million (€125 million), due entirely to the lack of positive input from trading and other income that was posted in Q1.11.

The dynamism of the Turkish economy engenders expectations for further enhanced growth of Finansbank. Specifically:

•      In Q1.12, net interest income in Turkey posted strong performance, at TL616 million (€262 million), up by 20% yoy, as a result of the repricing policy applied to the loan book. This performance ranks Finansbank first among Turkish banks in terms of the level of net interest margin, which, it may be noted, is not supported by highly variable sources of income such as that from securities.

•      The controlled pace of growth in operating costs (up 6% yoy) despite high inflation and Finansbank’s network expansion programme, which increased the number of branches by 3% yoy, clearly demonstrates the effectiveness of the Group’s efforts to contain expenses. Despite the expansion of its network, Finansbank’s efficiency (cost/income) ratio stood at just 46%.

In Q1.12, Finansbank’s total lending amounted to TL36.6 billion (€15.4 billion), up 9% yoy. Despite the growth in lending activity, the bank’s Capital Adequacy Ratio (CAR) stood at the robust level of 17.5%, the highest among its peers.

In Q1.12, +90 dpd loans amounted to 5% of the total loan book, up by 20 bps on the previous quarter, reflecting the general trend of the market. Moreover, the provision cost moved to 110 bps in Q1.12, down by 6 bps on Q4.11, with the coverage ratio remaining high, at over 75%.

As a result of the bank’s strategy to widen its deposit base, strong growth (on an annual basis) was also posted by deposits, which grew by an impressive 19% yoy. At the end of Q1.12, the bank’s loan-to-deposit ratio stood at 114%, down by 8 percentage points on an annual basis.

SE Europe: Harsh economic climate and deleveraging hit bottom line

Deleveraging in SE Europe has continued unabated, thereby dragging total lending down by 12% yoy to €6.7 billion and further improving the Group’s loan-to-deposit ratio by 12 pps on an annual basis. In addition, the funding gap of the Group’s units in the region declined further. The ongoing deleveraging in the region led to small-scale losses of €7 million in Q1.12, compared with profit of €6 million in Q1.11.

Operating costs declined drastically by 11% yoy, while pre-provision profit declined 39% to €30 million, from €49 million in Q1.11.

The rate of deterioration in asset quality in SE Europe shows signs of stabilization, despite the adverse macroeconomic environment, with the cost of risk in Q1.12 standing at 254 bps.

Strengthening our capital base

In the context of actions designed to fortify the Bank’s capital position, in Q1.12 we completed the buyback of a portion of the covered bonds and hybrid securities issued by the Bank in the past. This move enabled the Group to strengthen substantially its Core Tier I capital (by €302 million).

The Group’s Total CAR, following the losses arising from PSI+ and other write-downs, though backed by the positive impact of the actions just outlined and, above all, the state guarantee of a capital injection of €7.4 billion from the Financial Stability Fund, stands at 8.1%. Correspondingly, the Core Tier I ratio stands at 6.4%.

Appendix

€ millions	Mar 2012	Mar 2011	Δ

Profit & loss
Group net profit	-537	157	—
Greece	-656	2	—
Turkey	125	151	-10	%*
SE Europe	-7	6	—

Core revenues
Group	1,088	1,164	-6%
Greece	621	728	-15%
Turkey	367	312	+18%
SE Europe	83	108	-23%

Operating expenses
Group	559	603	-7%
Greece	327	359	-9%
Turkey	166	171	-3%
SE Europe	55	62	-11%

Balance sheet
Total assets	104,095	117,753	-12%
Loans	70,710	74,348	-5%
Deposits	57,419	67,775	-15%

Ratios
Total CAD (pro forma)	8.1%	13.3%	-5.2%
Loans : deposits	111%	102%	+9%
Net interest margin (bps)	402	371	+31	bps

* on a constant currency basis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: May 30th, 2012

Chief Executive Officer